                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                       INFORMATION STATEMENT PURSUANT TO
                             RULES 13d-1 AND 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                                  ANESTA CORP.
                   -----------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)

                                  034603 10 0
                   -----------------------------------------
                               (CUSIP Number)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 7 Pages

CUSIP NO. 034603 10 0               13G                   PAGE  2  OF 7  PAGES


1    NAME OF REPORTING PERSON  Theodore H. Stanley
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Theodore H. Stanley


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.



                    5 SOLE VOTING POWER 281,956 (includes 20,416 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996).

   NUMBER OF        6    SHARED VOTING POWER  353,841 (includes 220,876 shares
    SHARES               held by his spouse, 24,900 shares held jointly with
 BENEFICIALLY            Reporting Person's mother and 108,065 shares held by
   OWNED BY              Stanley Research Foundation)
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER  281,956 (includes 20,416 shares
    PERSON               issuable upon exercise of options exercisable within
     WITH                60 days of December 31, 1996).

                    8 SHARED DISPOSITIVE POWER 353,841 (includes 220,876 shares held by his spouse, 24,900 shares held jointly with Reporting Person's mother and 108,065 shares held by Stanley Research Foundation)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     635,797



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.7%


12   TYPE OF REPORTING PERSON*  IN




                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  03460310 0               13G                   PAGE  3  OF 7  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stanley Research Foundation


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION  Utah



                    5    SOLE VOTING POWER  0




   NUMBER OF        6    SHARED VOTING POWER  108,065
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER  0
    PERSON
     WITH


                    8    SHARED DISPOSITIVE POWER  108,065




9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            108,065



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            --


12   TYPE OF REPORTING PERSON*  00




                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer: Anesta Corp.



           (b).    Address of Issuer's Principal Executive Offices:
                   4745 Wiley Post Way, Plaza 6, Suite 650
                   Salt Lake City, Utah 84116




Item 2.    (a).    Name of Person Filing: Theodore H. Stanley




           (b).    Address of Principal Business Office:
                   c/o Anesta Corp.
                   4745 Wiley Post Way, Plaza 6, Suite 650
                   Salt Lake City, Utah 84116







                              Page 4 of 7 Pages

Item 2.    (c).    Citizenship: U.S.A.




           (d).    Title of Class of Securities: Common Stock



           (e).    CUSIP Number: 034603 10 0



Item 3. This statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). Check whether the person filing is:

                   Not applicable

Item 4.            Ownership.

           (a).    Amount Beneficially Owned: 635,797



           (b).    Percent of Class: 6.7%



           (c).    Number of Shares as to which such person has:

                   (i) sole power to vote or to direct the vote 281,956 (includes 20,416 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996).

                   (ii) shared power to vote or to direct the vote 353,841 (includes 220,876 shares held by his spouse, 24,900 shares held jointly with Reporting Person's mother and 108,065 shares held by Stanley Research Foundation)

                   (iii) sole power to dispose or to direct the disposition of 281,956 (includes 20,416 shares issuable upon exercise of options exercisable within 60 days of December 31, 1996).

                   (iv) shared power to dispose or to direct the disposition of 353,841 (includes 220,876 shares held by his spouse, 24,900 shares held jointly with Reporting Person's mother and 108,065 shares held by Stanley Research Foundation)





                              Page 5 of 7 Pages

Item 5.            Ownership of Five Percent or Less of a Class:

                   Not applicable.



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not applicable.


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not applicable.



Item 8.            Identification and Classification of Members of the Group:

                   Not applicable.





                              Page 6 of 7 Pages

Item 9.            Notice of Dissolution of Group:

                   Not applicable.


Item 10.           Certification:

                   Not applicable.

                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  /s/ Theodore H. Stanley
                                               ------------------------
                                                  Theodore H. Stanley





Dated: February 12, 1997




                               Page 7 of 7 Pages